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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                          The Southern Africa Fund, Inc
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    842157109
                                    ---------
                                 (CUSIP Number)

                                 Clayton Gillece
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 4, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box /X/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
================================================================================
                         (Continued on following pages)

                              (Page 1 of 11 Pages)

-------------------                                          -------------------
CUSIP NO. 842157109                   13D                        PAGE 2 of 12
-------------------                                          -------------------

----------------  --------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
----------------  --------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) [_]
                                                                        (B) [_]

----------------  --------------------------------------------------------------
       3          SEC USE ONLY

----------------  --------------------------------------------------------------
       4          SOURCE OF FUNDS*

                  OO
----------------  --------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(D) OR 2(E)                             [_]

----------------  --------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  England and Wales

----------------  --------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          496,269
                                 -------  --------------------------------------
           NUMBER OF               8      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                     0
           OWNED BY              -------  --------------------------------------
             EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                        496,269
             WITH                -------  --------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          0
----------------  --------------------------------------------------------------

      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  496,269
----------------  --------------------------------------------------------------

      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                            [_]
----------------  --------------------------------------------------------------

      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.4%
----------------  --------------------------------------------------------------

      14          TYPE OF REPORTING PERSON*

                  HC
================  ==============================================================

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CUSIP NO. 842157109                   13D                        PAGE 3 of 12
-------------------                                          -------------------

----------------  --------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  City of London Investment Management Company Limited, a
                  company incorporated under the laws of England and Wales.
----------------  --------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) [_]
                                                                        (B) [_]

----------------  --------------------------------------------------------------
       3          SEC USE ONLY

----------------  --------------------------------------------------------------
       4          SOURCE OF FUNDS*

                  WC
----------------  --------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(D) OR 2(E)                             [_]

----------------  --------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  England and Wales

----------------  --------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          496,269
                                 -------  --------------------------------------
           NUMBER OF               8      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                     0
           OWNED BY              -------  --------------------------------------
             EACH                  9      SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                        496,269
             WITH                -------  --------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          0
----------------  --------------------------------------------------------------

      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  496,269
----------------  --------------------------------------------------------------

      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                            [_]
----------------  --------------------------------------------------------------

      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.4%
----------------  --------------------------------------------------------------

      14          TYPE OF REPORTING PERSON*

                  IA
================  ==============================================================

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CUSIP NO. 842157109                   13D                        PAGE 4 of 12
-------------------                                          -------------------

ITEM 1.  SECURITY AND ISSUER.
         -------------------
         This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The Southern Africa Fund, Inc., a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 1345 Avenue of the Americas, New York, NY 10105.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------
         (a), (b) and (c). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

         The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. The business address and principal executive offices of CLIG are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

         CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Global Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, MP Emerging Markets Country Fund ("MPEM"), a private investment fund organized as a Delaware business trust, and GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario (EWF, GEM, IEM, MPEM and GFM are referred to herein collectively as the "City of London Funds"). The business address and principal executive offices of CLIM are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this
         Schedule 13D.

         The Shares to which this Schedule 13D relates are owned directly by the City of London Funds.

         (d) and (e). During the last five years, none of the Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a

-------------------                                          -------------------
CUSIP NO. 842157109                   13D                        PAGE 5 of 12
-------------------                                          -------------------

         judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f). Each of the Reporting Persons is a company incorporated under the laws of England and Wales. Each natural person identified in this Item 2 is a citizen of Great Britain.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------
         Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds.

         The aggregate purchase price of the 496,269 Shares beneficially owned by the Reporting Persons was $5,240,726, inclusive of brokerage commissions.

         The aggregate purchase price of the 70,850 Shares beneficially owned by EWF was $635,117, inclusive of brokerage commissions.

         The aggregate purchase price of the 136,945 Shares beneficially owned by GEM was $1,487,966, inclusive of brokerage commissions.

         The aggregate purchase price of the 136,878 Shares beneficially owned by IEM was $1,486,776, inclusive of brokerage commissions.

         The aggregate purchase price of the 136,946 Shares beneficially owned by MPEM was $1,487,917, inclusive of brokerage commissions.

         The aggregate purchase price of the 14,650 Shares beneficially owned by GFM was $142,950, inclusive of brokerage commissions.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------
         From time to time, the Reporting Persons have acquired beneficial ownership of Shares in the ordinary course of business for investment purposes and have held Shares in such capacity. The Reporting Persons have owned Shares of the Fund since March 16, 2001 and, collectively, are one of the Fund's largest stockholders.

         The Reporting Persons believe that certain recent actions and decisions of The Southern Africa Fund, Inc. (the "Fund") were not in the best interests of the Fund's stockholders and that the Board of Directors of the Fund has not been sufficiently responsive to the concerns of the Fund's stockholders.

         2002 Annual Meeting of Stockholders: Delay in sending proxy materials
         ---------------------------------------------------------------------

         At the Fund's 2002 Annual Meeting of Stockholders (the "Annual Meeting") held on

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CUSIP NO. 842157109                   13D                        PAGE 6 of 12
-------------------                                          -------------------

         March 14, 2002, the stockholders were asked to consider and vote upon a significant stockholder proposal - i.e., that the investment management agreement between the Fund and Alliance Capital Management, L.P. ("Alliance") be terminated.

         The Reporting Persons are appalled that they did not receive a proxy statement or proxy card relating to the Annual Meeting until March 10, 2002. In fact, some of the proxy voting forms were received after the Annual Meeting. While the Fund may believe that a lengthy solicitation period is not essential when routine matters are being voted upon at a stockholders meeting, the stockholders were asked to consider and vote upon a very significant, non-routine matter at the Annual Meeting.

         The proxy statement relating to the Annual Meeting states on page 2 that it was mailed to the Fund's stockholders on or about February 19, 2002. Even after allowing for possible delays in the U.S. Postal Service, one would not reasonably expect that it would take two weeks to receive proxy materials. The Reporting Persons have confirmed that their failure to receive a proxy statement and proxy card was not the result of a delay or other problem caused by the custodians through which the Reporting Persons hold their Shares in the Fund. In fact, certain of the Reporting Persons' custodians have indicated that they did not receive the proxy statements for distribution to the underlying beneficial holders until March 7, 2002.

         The Reporting Persons consider corporate governance matters seriously and believe the delay in receiving proxy materials may have been a furtive attempt to ensure an outcome that the Board of Directors favoured by not allowing sufficient time for the Fund's stockholders to vote. Given that the Board of Directors has a high concentration of Alliance-related members, it would not be surprising to learn that the Board of Directors took steps to ensure that Alliance would remain the Fund's investment adviser. The Reporting Persons believe that the Fund's stockholders are entitled to an immediate public explanation as to the reasons for the delay in distributing the proxy statements.

         Discount to Net Asset Value
         ---------------------------

         The prospectus for the initial offering of the Fund's shares in 1994 stated the following:

         "In recognition of the possibility that the Fund's shares might trade at a discount, the Fund's Board of Directors has determined that it would be in the interest of shareholders for the Fund to have the ability to take action to attempt to reduce or eliminate market value discounts from net asset value. To that end, the Board contemplates that the Fund would from time to time take action either (i) to repurchase shares of its Common Stock in the open market or (ii) to make an offer to purchase its shares of Common Stock from all beneficial holders of its shares at a price per share equal to the net asset value per share of the Common Stock determined at the close of business on the day the offer terminates."

         "MANDATORY TENDER OFFERS. In this regard, it is the Fund's current policy that it will, except as described below, conduct a tender offer during the second quarter of 1997 and

-------------------                                          -------------------
CUSIP NO. 842157109                   13D                        PAGE 7 of 12
-------------------                                          -------------------

         during the second quarter of every year after 1997 (each a "Mandatory Tender Offer"). The Board has, however, established a policy that if shares of the Fund's Common Stock have traded on the principal securities exchange where listed at an average price (i) at or above net asset value or at an average discount from net asset value of less than 5% or (ii) at or above $15.00 per share (i.e., the initial public offering price), all determined on the basis of the average market prices per share and discounts as of the last trading day in each week during a period of 12 calendar weeks prior to April 1 in the relevant year, the Fund will not proceed with a Mandatory Tender Offer in that year."

         . . . . .

         "DISCRETIONARY TENDER OFFERS. In addition, the Board of Directors intends each quarter to consider from time to time the making of more frequent Tender Offers ("Discretionary Tender Offers") or open market repurchases of the Fund's shares."

         Despite the persistence of such large discounts (23.3% as of October 4, 2001), on October 5, 2001 the Board determined unilaterally to discontinue the Mandatory Tender Offer policy. While the Reporting Persons acknowledge that the prospectus indicated that the Board might, under certain conditions, determine that the Fund should not make a tender offer, none of the several specific conditions cited in the prospectus appeared to exist on October 5, 2001. Instead, it appears that the Board of Directors relied on the general condition, which provides that the Board may discontinue the policy if there is "any event or condition which, in the Board's judgment, would have a material adverse effect on the Fund or its shareholders if shares of Common Stock tendered pursuant to the Tender Offer were purchased," when it announced that it believed the tender offer program had not been successful in producing any meaningful sustained discount reduction. The Fund indicated that continuing the tender offers would therefore significantly reduce the Fund's asset size, increase its per share expense ratio and result in other disadvantages (none of which were specified by the Fund) without providing offsetting benefits to stockholders. Oddly, the Board did not appear to be concerned about the expense issue when it increased the size of the Board (as more fully discussed below).

         As a result of the Board's decision, existing stockholders of the Fund have only one option when exiting the Fund - i.e., selling their shares at a large discount to NAV. The Reporting Persons believe that there were options available to the Board to maintain or even reduce the then-current per share expense ratio, such us reducing the number of Directors or reducing the management fee, thereby obviating the need to discontinue the tender offer policy. It is also of concern that, to the knowledge of the Reporting Persons, the Board, which has the responsibility for managing the business and affairs of the Fund in the stockholders' best interests, did not seek the opinion or advice of its stockholders prior to making such a fundamental modification to the Fund's original commitment.

         Size of the Board of Directors
         ------------------------------

         The Reporting Persons believe the current size of the Board of Directors (i.e., fifteen

-------------------                                          -------------------
CUSIP NO. 842157109                   13D                        PAGE 8 of 12
-------------------                                          -------------------

         members) is simply too large for a Fund of this size. As of March 8, 2002, the Fund had approximately $47.2 million of net assets. This compares to approximately $67 million and $80.8 million of net assets owned by the Fund as of the fiscal years ended November 30, 2000 and 1999, respectively. Thus, it is perplexing that, while the Fund's size has decreased by approximately 42% in less than two and one-half years, on August 10, 2001, the Fund's Board nevertheless determined that it was in the best interests of the Fund's stockholders to increase the size of the Board, from twelve to fifteen members. While this enlargement of the Board may not necessarily increase the Fund's already very high expenses and its per share expense ratio, the Reporting Persons believe that such a large number of members significantly reduces the flexibility and efficiency of the Board's decision-making ability. The Reporting Persons believe that the size of the Board should be reduced to a level more appropriate for a fund of its size and urge the Board to take prompt action in this regard.

         Performance and Potential Risks
         -------------------------------

         The Fund's most recent Annual Report indicates that the Fund underperformed its benchmark for the three, six and, twelve month periods ended November 30, 2001. The Board stated in its letter to stockholders that this poor performance was due to the Fund's relative underweight position in resource stocks. At the recent Annual Meeting, the Board also indicated that the growth strategy pursued by the Fund during 2001 proved to be wrong, but reinforced its view that the long term potential for asset appreciation remains intact. It is worth mentioning that the Annual Report for the year ended November 30, 2001 also indicates that performance was affected by extremely high expenses (e.g., total expenses reached 2.96% of Net Assets as of November 30, 2001 and 0.86% of Net Assets as of November 30, 2001 was spent on Directors fees and expenses and sub-advisory fees). The Fund's poor performance during 2001, coupled with the uncertain outcome of the Fund's investments in Zimbabwe, concerns the Reporting Persons because they believe that the Fund, looking to outperform its benchmark, may make investment decisions which may considerably increase the level of investment risk and may eventually increase the probability of a greater discount to NAV and greater losses to stockholders.

         Possible Actions
         ----------------

         Based on the Reporting Persons' observations at the Annual Meeting, the Reporting Persons believe a majority of their fellow stockholders share their extreme frustration regarding the matters discussed above, particularly the substantial discount to NAV. This was perhaps most evident when 43.92% of the total number of outstanding shares of the Fund were voted at the Annual Meeting in favour of the stockholder proposal to terminate the investment management agreement between Alliance and the Fund. The Reporting Persons believe that the proposal would have passed had the Fund provided for a more appropriate solicitation period, rather than the short 23 day period that the Fund elected to provide - an action that demonstrates a lack of concern for good corporate governance practice.

-------------------                                          -------------------
CUSIP NO. 842157109                   13D                        PAGE 9 of 12
-------------------                                          -------------------

         The Reporting Persons believe that management and the Board should now openly and publicly commit to the stockholders to (1) address the substantial and persistent discount to NAV and to enhance stockholder value through whatever means necessary, with no prejudice for or against any option (e.g., open-ending (including by way of merger), substantial tender, liquidation, conversion to interval status, conversion to an index-based exchange-traded fund (or, if permissible, an actively managed ETF), termination of the investment management agreement, etc.) and (2) reduce the size of the Board and other Fund expenses. The Reporting Persons will also consider presenting or supporting at the 2003 Annual Meeting of Stockholders a proposal to terminate the investment management agreement between the Fund and Alliance.

         In addition to the foregoing, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investments in the Fund, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares as passive investors or as active investors (whether or not as members of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise,
         (iii) to dispose of all or part of their holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change their intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Fund, market activity in the Shares, an evaluation of the Fund and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

         Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         -------------------------------------
         (a) and (b). As of April 3, 2002, EWF, GEM, IEM, MPEM and GFM owned directly 70,850, 136,945, 136,878, 136,946 and 14,650 Shares,
         respectively, representing approximately 1.6%, 3.2%, 3.2%, 3.2% and 0.34%, respectively, of the 4,337,126 Shares outstanding as of December 21, 2001, as reported in the Fund's Proxy Statement for the Annual Meeting which was filed with the Securities and Exchange Commission on February 22, 2002.

         As of April 3, 2002, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 496,269 Shares owned directly by the City of London Funds,

-------------------                                          -------------------
CUSIP NO. 842157109                   13D                        PAGE 10 of 12
-------------------                                          -------------------

         representing approximately 11.4% of the 4,337,126 Shares outstanding as of December 21, 2001, as reported in the Proxy Statement for the Annual Meeting.

         As of April 3, 2002, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 496,269 Shares owned directly by the City of London Funds, representing approximately 11.4% of the 4,337,126 Shares outstanding as of December 21, 2001, as reported in the Proxy Statement for the Annual Meeting.

         (c). The Reporting Persons did not effect any transactions in the Shares during the past 60 days.

         (d). None

         (e). Not Applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------
         Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------
         None

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CUSIP NO. 842157109                   13D                        PAGE 11 of 12
-------------------                                          -------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 3, 2002


                                               CITY OF LONDON INVESTMENT
                                               GROUP PLC



                                               /s/ Douglas F. Allison
                                               ---------------------------------
                                               Name: Douglas F. Allison
                                               Title: Finance Director



                                               CITY OF LONDON INVESTMENT
                                               MANAGEMENT COMPANY LIMITED



                                               /s/ Clayton Gillece
                                               ---------------------------------
                                               Name: Clayton Gillece
                                               Title: Director

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CUSIP NO. 842157109                   13D                        PAGE 12 of 12
-------------------                                          -------------------

                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 10 Eastcheap, London EC3M ILX, England.

              Andrew Davison               Chairman
              Barry Olliff                 Chief Executive Officer
              Douglas Allison              Finance Director
              Peter O'Sullivan             Compliance Director
              Omar Ashur                   Non-Executive Director
              George Robb                  Non-Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 10 Eastcheap, London EC3M ILX, England.

              Barry Olliff                 Chief Investment Officer
              Douglas Allison              Finance Director
              Peter O'Sullivan             Compliance Director
              Mark Dwyer                   Director
              Clayton Gillece              Director
              Michael Russell              Director